Mail Stop 6010
Via Facsimile and U.S. Mail


September 21, 2005

Mr. Anthony R. Rubio
Chief Financial Officer and
Acting Chief Executive Officer
U.S. Medsys Corp.
411 Route 17 South
Hasbrouck Heights, New Jersey 07604

      Re:	US Medsys Corp.
		Form 10-KSB for the fiscal year ended June 30, 2004 Form 10-QSB for the fiscal quarter ended March 31, 2005 File No. 000-27513

Dear Mr. Rubino:

      We have reviewed your response dated September 2, 2005 to our comment letter dated July 6, 2005 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-KSB for the fiscal year ended June 30, 2004

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies,

Principles of Consolidation, page F-6

1. In your response to prior comment one you stated that the minority owner has no contributed capital in the subsidiary PMC/Foot Care Network LLC. Please explain to us how the minority owner obtained a
49% ownership interest in this entity with no contributed capital. This comment also applies to your responses to prior comments six and seven concerning the minority interest in GMD, LLC and NEODS.

Form 10-QSB for the fiscal quarter ended March 31, 2005

Notes to Unaudited Financial Statements

Note 2 - Stockholders` Equity, page F-5

2. Please refer to your response to prior comment five.  It
appears
that the Series A Convertible Preferred Stock contain a beneficial conversion feature. Please tell us your consideration of the guidance in EITF 98-5 to recognize a beneficial conversion feature.
Further we note the fair value of the warrants is presented as an operating activity in your Statement of Cash Flows. Please revise your statement of cash flows to disclose the fair value of warrants as a non-cash financing activity as noted in paragraph 32 of SFAS
95
or explain to us the basis for your presentation.

Note 4 - Investment in NEODS, page F-5

3. We are considering your response to prior comment seven.
Please
explain to us why your investment in NEODS was impaired under SFAS 144 rather than eliminated in consolidation. In your response please provide us the journal entries to record your investment in NEODS and subsequent impairment.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 1

4. It appears from your response to prior comment nine that you will amend your filing to remove the disclosure that the financial information furnished was reviewed by your independent accountant. If you are removing this disclosure from your Form 10-QSB because the financial statements included in your Form 10-QSB were not reviewed by your independent accountant, please prominently disclose in the Financial Statements and MD&A of your amended Form 10-QSB that a review by your independent accountants in accordance with professional standards of your interim financial statements has not been performed.

Results of Operations, page 3

5. Based on your response to prior comment 11 it appears that the depreciation expense for the scanners rented to third parties should be reflected as a cost of goods in fiscal 2005. Please revise your
Statement of Operations to include depreciation of rented equipment in cost of goods or parenthetically disclose the amount of depreciation excluded from cost of goods using the guidance in SAB Topic 11:B.

Liquidity and Capital Resources, page 4
6. Your response to prior comment 12 did not address the second part of our comment. As previously requested, please revise your discussion to provide meaningful insight into your cash requirements as well as your sources and uses of cash and other material factors necessary to an understanding of your cash flows. Where there has been material variability in historical cash flows, focus on the underlying reasons for the changes, as well as on the reasonably likely impact on future cash flows and cash management decisions. Include a discussion and analysis of known trends and uncertainties.
Please refer to the guidance in Section IV of SEC Release No. FR-
72.

Off-Balance Sheet Arrangements, page 5

7. We are considering your response to prior comment 13. Based on the Form 8-K dated January 13, 2005 it appears that the closing date of the Membership Interest Purchase Agreement was January 13,
2005.
Please explain to us why the deposit of $250,000 paid in December 2004 is a deferred acquisition cost at March 31, 2005 if the transaction was closed on January 13, 2005. Also, it appears from your response that the balance of $150,000 is contingent on New Jersey approving the application of PMC/Ocular Network LLC as a
healthcare delivery system.    Based on the terms of the
Membership
Interest Purchase Agreement filed with your Form 8-K dated January 13, 2005 it appears that the balance of $150,000 shall be paid to the
Seller on the date that the Company files an application and not the date the application is approved. Please tell us the date the Company filed an application with the New Jersey Department of Health and Senior Services for approval as a healthcare delivery system and the date the balance of $150,000 was paid.


*    *    *    *

      	Please amend your Form 10-QSB for the fiscal quarter ended
March 31, 2005 and respond to these comments within ten business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Donald Abbott, Senior Staff Accountant, at
(202) 551-3608 if you have questions regarding the comments.
Please
contact me at (202) 551-3679 with any other questions.

								Sincerely,



								Jim B. Rosenberg
						Senior Assistant Chief
						Accountant
Mr. Anthony Rubino
U.S. Medsys Corp.
September 21, 2005
Page 4